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[illegible] | ANNUAL REPORT

ENABLING THE ERA OF
SILICON PLUS



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PLAIN SILICON MAY NOT SUFFICE ANYMORE.

Although wafers of plain silicon have done the job for decades—serving as the foundation on which virtually all computer chips are built—today's advanced chip designs give rise to increasingly troublesome problems like escalating electrical leakage and potentially chip-killing heat buildup. New answers are needed. Answers like silicon-on-insulator (SOI), patterned SOI, strained silicon, strained silicon on SOI, and other innovative variations of the time honored silicon wafer. Answers that we call *Silicon Plus*.

Ibis Technology's advanced oxygen implantation systems are designed to enable the era of SOI and *Silicon Plus* solutions.

SOI, a *Silicon Plus* solution to IC electrical leakage



Transistors
Wasted Power
Transistors
Wasted Power
SiO2 Layer
Less Wasted Power

SILICON WAFER

Electrical leakage at transistors slows their operation and generates heat.

SILICON WAFER

As transistors become smaller and smaller, power loss and excessive heat become barriers to further technological advancement.

SOI WAFER

The buried insulator layer within an SOI wafer can reduce electrical leakage and power consumption. This reduces heat buildup, enabling further advancement in IC design and performance.



COMPANY PROFILE

Ibis Technology Corporation is a leading provider of SIMOX-SOI implantation equipment and SIMOX-SOI wafers to the worldwide semiconductor industry.

SOI (Silicon-on-Insulator) is a technology used to create an insulating layer within a silicon wafer, isolating the top layer of silicon where the active transistors will be manufactured from the rest of the bulk silicon wafer. The insulating layer acts as a barrier that can reduce electrical leakage from the transistors, resulting in semiconductor devices that are faster and more power efficient.

SIMOX (Separation-by-IMplantation-of-OXygen) refers to a technique used by Ibis for manufacturing SOI wafers where an oxygen implanter creates a very thin insulating layer within the wafer, just below a thin layer of silicon on the top of the wafer.

FINANCIAL HIGHLIGHTS

Years Ended December 31,	1999	2000	2001	2002	2003
(In thousands, except for per share data)					
Statement of Operations Data:					
Wafer product sales	$ 5,282	$ 8,173	$ 5,391	$ 7,646	**$ 8,996**
Contract and other revenue	1,257	533	518	283	**660**
Equipment revenue	10,064	5,769	1,525	6,103	**8,782**
Total revenue	16,603	14,475	7,434	14,032	**18,438**
Net income (loss)	$ 827	$(1,502)	$(9,595)	$(14,096)	**$(21,450)**
Net income (loss) per common share	$ 0.11	$ (0.18)	$ (1.15)	$ (1.53)	**$ (2.21)**
Weighted average common shares outstanding	7,404	8,286	8,378	9,208	**9,727**
As of December 31,	1999	2000	2001	2002	2003
(In thousands)					
Balance Sheet Data:					
Working capital	$43,309	$32,585	$11,232	$ 5,551	**$ 12,607**
Total assets	53,728	56,299	54,920	51,699	**35,343**
Stockholders' equity	48,381	49,519	40,360	38,755	**31,117**

To Our Stockholders,

Ibis Technology's current mission is very targeted: to be a leading, global supplier of oxygen implanters to the world's leading silicon wafer suppliers, with the goal of enabling them to meet the anticipated demands of the world-wide semiconductor industry for SIMOX-SOI wafers. We also intend to continue to pursue process development for SIMOX-SOI wafers and to supply SIMOX-SOI wafers to chipmakers and wafer suppliers, primarily for test and evaluation purposes and low volume production needs, but we expect that our primary emphasis will be on implanter sales and support. To that end, we believe that 2003 was a year of pivotal progress for Ibis.

Financial Results

Fiscal 2003 total revenues were a record $18.4 million, compared to total revenues of $14.0 million for fiscal year 2002. The net loss for fiscal year 2003 was $21.4 million, or $2.21 per share, including the asset impairment charge of $11.1 million related to the company's 200-mm and smaller SIMOX wafer production line. Net loss excluding the impairment charge (which we believe to be a non-recurring item) was $10.3 million, or $1.06 per share, a comparison we believe to be useful for investors since it shows what our results from operations would have been absent this charge. This loss compares to a net loss of $14.1 million, or $1.53 per share, for fiscal 2002. Annual wafer sales for fiscal 2003 were a record $9.0 million, compared to $7.6 million in fiscal year 2002. Annual equipment revenues for fiscal year 2003 were $8.8 million, compared to $6.1 million in fiscal year 2002.

Shipments of 300-mm wafers accounted for the bulk of the year's record wafer sales, accounting for approximately 92 percent of the year's total wafer sales.

During the second quarter of 2003, our largest customer accepted the i2000 implanter that we had shipped to them late in 2002. As a result of this acceptance, we recognized equipment revenue of approximately $8 million in that quarter.

Increasing Importance of *Silicon Plus*

As the semiconductor industry approaches finer-feature-size process nodes in the 65-nm and 45-nm size ranges, the never ending quest for faster and more energy efficient ICs is becoming more and more difficult. The old standby techniques and materials may no longer work. Everything needs to be questioned. New geometries, like multi-gate transistors, and new materials, like *Silicon Plus*, may provide the answers.

Wafers of plain silicon have served as the foundation of virtually all ICs ever since the semiconductor industry was born decades ago. But the success of today's newest chip designs is being threatened with escalating electrical leakage and the resulting heat buildup. Fortunately, *Silicon Plus*—materials like SOI (silicon-on-insulator), patterned SOI, strained silicon and strained silicon on SOI, among others—may provide the path toward continued industry progress.

That's our focus and our passion: enabling *Silicon Plus* solutions that we hope will keep the semiconductor industry on track for continuing progress. We believe that our oxygen implanters and SIMOX-SOI technology can help facilitate the era of *Silicon Plus*.





Our Business Model

Our business model is based on the premise that the semiconductor industry's requirements for SOI wafers can best be fulfilled by the world's silicon wafer suppliers. There are a number of reasons we believe this:

- it takes at least one silicon wafer to make each SOI wafer; that gives the silicon wafer suppliers a significant cost advantage right at the start as compared to a company that has to buy the silicon starting wafer and then manufacture the SOI wafer;
- leading silicon wafer suppliers typically have the technology, expertise and experience in silicon materials science to optimize each step in the process of manufacturing a silicon/SOI wafer, resulting in a solid foundation for producing the highest quality and most cost-effective solutions; and
- there also may be greater efficiencies in producing SOI wafers as part of the wafer manufacturers' existing product flow, specifically avoiding the need to package, clean, inspect and ship substrates twice, once as starting silicon wafers, and a second time as SOI wafers.

Throughout most of Ibis' history, we have sold both implanters and SIMOX-SOI wafers, primarily for test and evaluation purposes, while we worked to introduce and commercialize our SIMOX-SOI technology. We continue to believe that once there is attractive market demand for SIMOX-SOI wafers, the silicon wafer suppliers will look increasingly to our implanters as solutions to enable them to produce SIMOX-SOI wafers for the world's chipmakers.

On February 5, 2004, we announced the receipt of an order for one Ibis i2000 SIMOX implanter, with an option to purchase a second i2000, from a leading international silicon wafer manufacturer. We believe that this order is especially noteworthy because it is from a wafer supplier, the marketplace on which we are focusing.

Outlook

We are encouraged by what we see, including the improved health of the semiconductor industry, the quickening pace of SOI adoption, and our recent success in securing an order for an implanter by a leading silicon wafer manufacturer. Work under our joint development agreement with our largest customer has facilitated advances in the SIMOX process that we believe are significant, most notably the ability to produce SIMOX wafers with thinner top silicon and buried oxide layers at lower costs. In addition, we have developed further enhancements to the i2000 implanter, which we believe result in higher quality products and offer the possibility of significant throughput increases.

We look forward to 2004 with energy and focus.

Martin J. Reid
President and Chief Executive Officer



Ibis oxygen implanters have the flexibility to produce a variety of *Silicon Plus* products.

IMPLANTER FLEXIBILITY

***Silicon Plus* Solutions Include:**

SOI

This technology involves the creation of an insulating layer within a silicon wafer, isolating the top layer of silicon where the active transistors will be manufactured from the rest of the bulk silicon wafer. The buried oxide layer acts as a barrier that is designed to reduce electrical leakage from the transistors, resulting in semiconductor devices that are faster and more power efficient.

Fully-depleted SOI

The term "Fully-depleted SOI" refers to a chip design strategy where the entire thickness of the top silicon layer is used by the transistor structures. This approach typically requires a very thin top silicon layer, such as that found in Ibis' Advantox® MLD-UT wafers.

Partially-depleted SOI

Partially-depleted SOI refers to an IC design strategy where transistor structures use only part of the top silicon layer. This usually involves an SOI wafer with a somewhat thicker top silicon layer.

Strained Silicon

Strained silicon refers to a method used to stretch—or strain—silicon, the fundamental material at the heart of computer chips, in order to speed the flow of electrons through transistors, increasing semiconductor performance and decreasing power consumption in semiconductors. This is sometimes done by building upon a layer of silicon germanium (SiGe), which has a structure where the atoms are further apart than those of plain silicon. When a layer of plain silicon is deposited on top of the SiGe, the silicon atoms stretch to match the wider spacing of the underlying SiGe atoms. The resulting layer of silicon has a more open structure, which can increase the mobility of electrons passing through.

Locally (Uniaxial) Strained Silicon

This is a technique where strained silicon is created only in specific places on a wafer.

Globally (Biaxial) Strained Silicon

This is a technique where a strained silicon layer is created across the entire surface of the wafer.

Patterned SOI

During the manufacture of an SOI wafer using SIMOX, a mask may be used to shield certain areas of the wafer from the oxygen beam. This results in a wafer with a buried insulating layer only in specific locations so that SOI and bulk silicon technologies can be combined on the same chip.

Strained Silicon on SOI

Using one of several approaches, a layer of strained silicon is created on top of an insulating layer within the wafer. This approach yields the combined benefits of SOI and strained silicon, and is a form of *Silicon Plus* that we believe holds great promise for the semiconductor industry.






Input
i2000
Output

i2000 Implanter Flexibility

Ibis' i2000 implanter can accept 200-mm or 300-mm wafers made of silicon, or a combination of silicon and silicon germanium, or other combinations of materials. By using a range of manufacturing processes, the system can produce a variety of SIMOX-SOI wafers, including Advantox MLD and MLD-UT wafers, patterned SIMOX-SOI wafers and strained-silicon-on-SIMOX-SOI wafers. All of these are dependent on the starting wafer. We believe the system's flexibility is well suited to the era of *Silicon Plus*.

Strained Silicon on SIMOX-SOI

The SIMOX process delivers a fringe benefit that may make the production of strained silicon on SIMOX-SOI even easier. One of the basic steps involved in the manufacture of SIMOX-SOI wafers—annealing the wafers at very high temperatures—appears to cause a change in the composition of the top silicon germanium layer. This may aid in the cost-effective production of high quality strained-silicon-on-SIMOX-SOI wafers.


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Ibis i2000 implanter—continues to advance under a program of ongoing improvements.

i2000 IMPLANTER


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i2000



Modular design

The i2000 implanter is divided into five modules, designed to simplify the process of shipping and reassembling the system at the customer's facility.

- The End Station Module is where starting wafers are loaded and implanted wafers are unloaded. The factory interface is available with a wide variety of industry-standard load ports.
- The Process Chamber Module contains the rotating hub which scans the wafers through the ion beam. This module also contains the lamp modules, which are used for heating the wafers before and during implantation.
- The Beam Line Module contains the patented Ibis MagScan™ which uses a magnetic field to scan the beam, providing a uniform dose and gentle thermal loading.
- The Accelerator Module is where the ion beam is accelerated and focused.
- The Terminal Module houses the ion source, which is where the ion beam is created, and the analyzer magnet, which selects the desired oxygen ions.





i2000 Implanter Benefits

The i2000 implanter is a third-generation oxygen implantation system designed to be a high-throughput, high-volume production tool for manufacturing 200- and 300-millimeter SIMOX-SOI wafers. We believe that the primary benefits of the i2000 implanter include:

- lower cost of ownership,
- the ability to produce quality SOI products, and
- a design that facilitates fast installation, set up and qualification.

Lower cost of ownership

Lower cost of ownership, as compared to the Ibis 1000 implanter, is a result of several factors, including higher throughput, which is achieved by using faster load and unload cycles, rapid heating of the wafers in the process chamber, and the use of active cooling to cool wafers quickly after processing at very high temperature. A higher beam current, achieved through improved extraction optics, also enhances throughput.

The smaller footprint of the i2000 implanter contributes to lower cost of ownership by taking up less cleanroom space. Despite its smaller footprint, the new i2000 implanter has a process chamber large enough to handle twenty 200-millimeter wafers or thirteen 300-millimeter wafers in each production batch.

Finally, the reliability of the i2000 implanter keeps downtime to a minimum and maintenance costs low.

Quality products

Solid engineering throughout the i2000 development program resulted in a machine with minimal particle contamination—an ongoing challenge in virtually every corner of the semiconductor equipment industry.

The i2000 implanter is also capable of delivering a very uniform implant dose. This implant uniformity helps assure uniformity of the buried oxide and top silicon layers. As the need for thinner and thinner top silicon layers continues to grow, we believe that the uniformity delivered by the i2000 implanter will become more and more important.

Terminal Module | Accelerator Module | Beam Line Module | Process Chamber Module | End Station Module





As Silicon Plus products enter the mainstream of semiconductor fabrication, economics becomes increasingly important.

INNOVATIVE PRODUCT SOLUTIONS


Ibis
i2000
Water Supplier
Wafers
Semiconductors
FAB
Patterned Wafers
PDA
Computer
Games





For many new technologies, the transition from initial research and development to industry acceptance and adoption is a complex journey whose outcome is ultimately determined largely by economics. In the case of SOI, we believe that, ultimately, the semiconductor industry's requirements for SOI wafers can best—and most economically—be fulfilled by the world's silicon wafer suppliers.

We believe that the roles to be played in the future by the major SOI market participants are:

Ibis—Ibis designs, develops, builds and supports oxygen implanters for sale to the world's silicon wafer suppliers.

Wafer Suppliers—Ibis is targeting this industry segment as the primary customers for the Ibis implanters. With their own unique silicon materials expertise, these wafer suppliers can use the i2000 implanter to manufacture and sell SIMOX-SOI wafers to the world's semiconductor manufacturers.

Semiconductor Fabs—We believe that SIMOX-SOI wafers hold great promise as the starting substrate for the manufacture of smaller feature size, faster, cooler, more energy efficient chips, which the semiconductor fabs can then sell to the electronics manufacturers.

Electronics Manufacturers—They produce the final products such as computers, servers, cell phones, game boxes, and PDAs. As long as consumers are demanding smaller, faster, more energy efficient products, those requirements will continue to drive the rest of the electronics industry food chain.

Ibis also intends to continue supplying SIMOX-SOI wafers, including those produced for test and evaluation purposes, and we intend to continue improving SIMOX wafer processing technology via our SIMOX consulting group.

Why do we believe the world's wafer suppliers are best suited to become the primary source of supply for SOI wafers?

We believe there are several reasons for this:

- The process of making an SOI wafer starts with at least one silicon wafer. This gives the silicon wafer suppliers a cost advantage right at the beginning, as compared to a company that has to buy the starting silicon wafer and then manufacture the SOI wafer.
- We believe that the leading silicon wafer suppliers—with their technology, expertise and experience in silicon materials science—are best positioned to optimize each step in the process of manufacturing a silicon/SOI wafer, and thereby deliver the highest quality and most cost-effective solutions.
- There also may be greater efficiencies in producing SOI wafers as an integrated part of silicon wafer manufacturers' existing product flow, specifically avoiding the need to package, clean, inspect and ship substrates twice—once as starting silicon wafers, and a second time as SOI wafers.

Q&A

We have a clear focus on our major objectives and remain enthusiastic about the future.

MANAGEMENT Q&A

What market drivers are likely to create a demand for Ibis' oxygen implanters?

Al Alioto, Ibis V.P. Sales & Marketing

Consumer demand for faster, smaller, more energy efficient products—computers, PDAs, game boxes—drives the electronics manufacturers to demand smaller feature-size, faster, more energy efficient ICs. This, in turn, drives the semiconductor industry to seek new technologies and new materials that will enable them to make these next-generation chips. We believe that SOI (silicon-on-insulator) is a material that can help the chipmakers produce the needed chips, and that Ibis implanters in turn can help the silicon wafer manufacturers produce SIMOX-SOI wafers. So, Ibis' business is driven ultimately by the world's seemingly unquenchable thirst for technological advancement and progress.

What is Ibis' capacity for the manufacture of its i2000 implanters?

Gerry Cameron, Ibis COO

We currently have capacity to build ten to fifteen implanters per year in our existing space, but would need to add some direct labor staff. Beyond that, we have plans that, if and when implemented, would accommodate higher levels of production.

Why doesn't Ibis name its customers when announcing orders and joint development projects?

Al Alioto, Ibis V.P. Sales & Marketing

The reason we frequently don't publicly identify our customers by name is simply because they ask us not to. Our customers may feel that their relationship with Ibis gives them a competitive edge, and they don't want their competitors to know what they're doing. As much as we'd like to identify our customers—who tend to be strong, well respected industry leaders—we respect their request not to reveal that information.





Will the technology of strained silicon eliminate the need for SOI?

Jay Blake, Ibis V.P. Engineering

We don't think so. In fact, we believe that strained silicon may work better when used in conjunction with SOI. Research on this is continuing, and we are working with our customers and others who are involved in this research effort.

At what point will semiconductor manufacturers adopt SOI technology?

Gerry Cameron, Ibis COO

Silicon-on-Insulator technology is presently on several major semiconductor manufacturers' technology roadmaps. Until recently, the view was that SOI might be critical when device requirements reached the 65-nm node. SOI's emergence as a vital technology has been well documented in the press during the past year with some companies announcing their intent to insert SOI at the 90-nm node. In addition, some very critical SOI alliances have been formed between our largest customer and some of the world's leading semiconductor manufacturers. These alliances cover a broad range of products and cover some key applications such as developing and implementing energy saving technologies like SOI, the development of a new SOI-based cell microprocessor, a new 64-bit microprocessor and the next-generation, game-box chip to name a few.



FINANCIAL INDEX

SELECTED FINANCIAL DATA

The selected financial data presented below under the captions "Statement of Operations Data" and "Balance Sheet Data" for, and as of the end, of each of the years in the five-year period ended December 31, 2003, are derived from the financial statements of Ibis, which have been audited by KPMG LLP, independent certified public accountants. The audited balance sheets at December 31, 2003 and 2002 and the related statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2003 and the auditors' report thereon, are included elsewhere in this Annual Report. The data set forth below should be read in conjunction with Ibis' financial statements, the related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Annual Report and in Ibis' Form 10-K.

(In thousands, except for per share data)

Years Ended December 31,	1999	2000	2001	2002	2003
Statement of Operations Data:					
Wafer product sales	$ 5,282	$ 8,173	$ 5,391	$ 7,646	**$ 8,996**
Contract and other revenue	1,257	533	518	283	**660**
Equipment revenue	10,064	5,769	1,525	6,103	**8,782**
Total revenue	16,603	14,475	7,434	14,032	**18,438**
Cost of wafer product sales	4,644	5,824	8,210	14,457	**15,542**
Cost of contract and other revenue	443	388	376	115	**45**
Cost of equipment revenue	7,242	3,482	1,502	3,868	**4,331**
Total cost of revenue	12,329	9,694	10,088	18,440	**19,918**
Gross profit (loss)	4,274	4,781	(2,654)	(4,408)	**(1,480)**
Operating expenses:					
General and administrative	1,787	1,998	2,273	2,174	**2,337**
Marketing and selling	1,016	1,640	1,813	1,510	**1,236**
Research and development	1,774	4,587	5,119	6,258	**5,381**
Impairment of long-lived assets	—	—	—	—	**11,051**
Total operating expenses	4,577	8,225	9,205	9,942	**20,005**
Loss from operations	(303)	(3,444)	(11,859)	(14,350)	**(21,485)**
Total other income	1,140	1,943	2,265	255	**27**
Income (loss) before income taxes	837	(1,501)	(9,594)	(14,095)	**(21,458)**
Income tax expense (benefit)	10	1	1	1	**(8)**
Net income (loss)	$ 827	$(1,502)	$ (9,595)	$(14,096)	**$(21,450)**
Net income (loss) per common share (1)	$ 0.11	$ (0.18)	$ (1.15)	$ (1.53)	**$ (2.21)**
Weighted average common shares outstanding	7,404	8,286	8,378	9,208	**9,728**

(In thousands)

As of December 31,	1999	2000	2001	2002	2003
Balance Sheet Data:					
Working capital	$43,309	$32,585	$ 11,232	$ 5,551	**$ 12,607**
Total assets	53,728	56,299	54,920	51,699	**35,343**
Long-term debt, less current portion	30	18	2,718	1,184	**—**
Total liabilities	5,347	6,780	14,560	12,944	**4,226**
Stockholders' equity	48,381	49,519	40,360	38,755	**31,117**

(1) Computed on the basis described for net earnings (loss) per common share in Note 2(g) of Notes to Financial Statements.

The following discussion should be read in conjunction with the Financial Statements of Ibis (including Notes thereto) and Selected Financial Data included elsewhere in this Annual Report and in Ibis' Form 10-K.

Overview

Ibis Technology Corporation ("Ibis") was formed in October 1987 and commenced operations in January 1988. Ibis' initial activities consisted of producing and selling SIMOX-SOI wafers and conducting research and development activities. This research led to the development of proprietary next generation oxygen implanters, the Ibis 1000, which we began selling in 1996, the i2000, and also to other proprietary process technology.

Initially, much of our revenue was derived from research and development contracts and sales of wafers for military applications. Over the years, there was a shift in revenue to sales of SIMOX-SOI wafers for commercial applications and the nature of our business has evolved through stages where sometimes our revenue was primarily derived from selling wafers for evaluation purposes, and at other times it was primarily derived from equipment sales. This is a normal path to follow while developing and promoting a fundamental new technology, especially when it relates to the semiconductor industry embracing any change that affects fabrication operations. This trend is expected to continue in the near-term as our customers continue to sample SOI and the early adopters work to achieve stable production processes and enter pilot production. We believe that we are in the technology rollout stage of our corporate life cycle with respect to our i2000 SIMOX-SOI implanters.

We believe that there will be a migration of SOI wafer manufacturing into the major silicon wafer suppliers. We reach this conclusion for a number of reasons. First, we believe that tremendous price pressure exists on commodity type products, such as silicon wafers, and this pressure is already eroding the price of SOI wafers. Because the starting wafer represents a significant component of the SOI wafer cost, silicon wafer manufacturers should have a natural cost structure advantage leading to a higher gross margin, and therefore can manage such price pressure better than stand-alone SOI producers that do not also produce the silicon wafer itself. Second, we expect that the price pressure will encourage silicon wafer manufacturers to seek out higher margin products, like SOI wafers, to increase their margins. Third, we believe that silicon wafer manufacturers have traditionally developed proprietary intellectual property in silicon materials science, which can be applied to designing optimal starting wafers for SOI production. This should give them an advantage in both minimizing wafer cost and maximizing SOI wafer quality and yield. Fourth, our experience suggests that silicon wafer manufacturers already have a well-developed infrastructure for manufacturing, sales and marketing large volumes of substrates. Lastly, we believe that there is greater efficiency in producing the SOI wafer as part of the wafer manufacturers existing product flow, specifically avoiding the need to repackage, reclean, reinspect and reship substrates twice, once as starting silicon wafers, and a second time as SOI wafers. Therefore, as a result of these trends, we expect our ultimate customers will be drawn from these silicon wafer manufacturers and we plan to focus a majority of our technical and marketing resources on the leading silicon wafer manufacturers and our major key customers in the semiconductor industry who are the leaders in the adoption of SOI technology. We expect that implanter sales to chipmakers should be minimal, but focused on SOI processes, which the chipmaker wishes to keep proprietary, such as selective (or patterned) SIMOX, or other specialty substrates.

Our fundamental SIMOX-SOI technology has been developed, refined, and tested over the last dozen years. In 2002, we introduced the current generation of SIMOX-SOI technology, which included our second-generation oxygen implanter (i2000™) and the MLD wafer process which was licensed to us by IBM. We believe that the i2000's flexibility, automation and operator-friendly controls allow this tool to produce a wide range of SIMOX-SOI wafer products, including Advantox® MLD and Advantox MLD-UT wafers. We also believe the ability of the i2000 implanter to produce eight and 12-inch (or 200 and 300 mm) SIMOX-SOI wafers coupled with the MLD process positions us to capitalize on the growing SOI market. In 1999, we commenced a program to design and develop the i2000, introduced it in March 2002 and began shipping 300 mm wafers implanted from this machine shortly thereafter. A vast majority of the wafers shipped during the fiscal year ended December 31, 2003 were 300 mm. In September 2002, we received an order valued at approximately $8 million for an i2000 oxygen implanter from a major semiconductor manufacturer. During the second quarter ended June 30, 2003, our largest customer accepted the i2000 implanter that we shipped to them late last year. As a result of this acceptance, we recognized revenue of approximately $8 million in the second quarter ended June 30, 2003.

During February 2004, we announced the receipt of an order for one Ibis i2000 SIMOX implanter, with an option to purchase a second i2000, from a leading international silicon wafer manufacturer. Although no assurances can be given, we expect to ship this system in the second quarter of 2004 depending on completion of the tool and customer acceptance of the tool at our facility. Revenue recognition for this implanter order will be based on final customer acceptance at their facility, the timing of which may vary depending on a number of factors, which include the customer's site being properly facilitized (power, water, air) and performance of the tool.

Commercial shipments of our wafers have been used principally for evaluation purposes or pilot production in products, including microprocessors, gate arrays, ASICs (application specific integrated circuits), memories (DRAMs, SRAMs, etc.), and cellular and mobile radio components. From our customers' perspective, the pathway to SOI adoption is complex and time consuming. Typically, a wafer customer will go through three major stages:

- Sampling, where preliminary performance characteristics are explored and verified;
- R&D, where specific customer specifications are tested and developed; and
- Production, where yield and cost benefits are optimized.

Each of these stages has many steps, and customers must evaluate each new wafer technology that essentially lays a new foundation for substantially all other processes they have spent billions of dollars and decades of time developing. Accordingly, we believe it takes anywhere from 12 to 36 months for a customer to proceed from initial sampling through R&D to initial production, which is not unlike the standard process for qualifying any new wafer material. These steps apply each time there is a change in the customer's fabrication process, such as a feature-size change or new material. To date, most of our customers have purchased wafers for the purpose of characterizing and evaluating the wafers, developing prototype products or for pilot production, and consequently historical sales are not necessarily an indication of future operations.

At December 31, 2003, Ibis owned eight Ibis 1000 implanters, available to produce up to 200 mm SIMOX wafers and two i2000's available to produce 300 mm SIMOX wafers. We also have one additional i2000 implanter under construction that we intend to ship to fulfill the recent order we received from a major silicon wafer supplier. During the fourth quarter ended December 31, 2003, a number of unexpected events occurred which impacted our 200 mm and smaller wafer size production line including the line's projected cash flow generation and our projected utilization of the assets within our revised plans. These events included:

- Our business prospects for 200 mm SIMOX wafers did not materialize in the fourth quarter as expected, and in part as a result of this we do not now anticipate significant 200 mm wafer business in the future;
- Our existing and potential wafer customers are rapidly transitioning to the 300 mm wafer size and 92% of our wafer sales during fiscal year 2003 were for 300 mm SIMOX wafers;
- A potential buyer completed their evaluation of a portion of our wafer production line and determined that weak demand for 200 mm and smaller SIMOX wafers did not warrant an investment or purchase of this proportion at the present time; and
- We do not believe there are any material prospects for Ibis 1000 equipment sales overseas currently.

Based on these events and their impact on current and future projected cash flows, our subsequent impairment analysis under the provisions of SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets resulted in an impairment charge of $11,051,324 for our 200 mm and smaller SIMOX wafer production line, which is principally comprised of Ibis 1000 implanters and associated machinery and equipment not expected to be utilized or sold. The remaining carrying amount of assets for this line is now approximately $865,000.

We will continue to review our assumptions about our long-lived assets on a periodic basis for potential impairment in future quarters. We cannot be sure that our implanters or other long-lived assets will not become impaired in the future. In addition, the impairment factors evaluated by management may change in subsequent periods, given the current trends of the business environment.

Ibis has experienced quarterly and annual fluctuations in revenue and results of operations due to various factors, including the timing of receipt of equipment orders and dependence on a limited number of customers. Our current major wafer customer tends to order fluctuating quantities of wafers on an irregular basis. This means that this customer, who may account for a significant portion of our net revenue in any given quarter, may not place any orders in the succeeding quarter or quarters. Most of our other wafer customers are sampling SIMOX wafers or are developing prototype products and tend to order small quantities of wafers on an irregular basis. Furthermore, orders can be revised or cancelled at any time prior to delivery. These ordering patterns resulted in a decrease in 300 mm SIMOX wafer sales during the fourth quarter ended December 31, 2003 and we expect to continue to experience fluctuations in revenue and operating results due to shifts in customer demands during various stages of the

SIMOX-SOI sales cycle. In addition, because we have sold only a limited number of implanters to date on an irregular basis, the recognition of revenue from the sale of even one implanter is likely to result in a significant increase in the revenue for that quarter. We recognize implanter revenue in accordance with SAB 101, which includes, among other criteria, the shipment and factory acceptance of the implanter at the customer's location. As a result, deferral of revenue will extend longer due to meeting these criteria.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that have a significant impact on the results we report in our financial statements. Some of our accounting policies require us to make difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Our most critical accounting policies include: revenue recognition, inventory valuation and reserves, accounts receivable reserves and the assessment of long-lived asset impairment. Actual results may differ from these estimates under different assumptions or conditions. Below, we discuss these policies further, as well as the estimates and judgments involved.

Revenue Recognition. We recognize revenue from wafer product sales, equipment sales and the sales of spare parts when all of the following criteria have been met: (1) evidence exists that the customer is bound to the transaction; (2) the product has been delivered to the customer and, when applicable, the product has been installed and accepted by the customer; (3) the sales price to the customer has been fixed or is determinable; and (4) collectibility of the sale price is reasonably assured. We typically recognize revenue from wafer sales upon shipment and recognize revenue from implanter sales upon acceptance at the customer's site. Provisions for estimated sales returns and allowances are made at the time the products are sold. Revenue derived from contracts and services is recognized upon performance. Significant management judgments and estimates must be made and used in connection with revenue recognized in any period. Management analyzes various factors, including a review of specific transactions, historical experience, creditworthiness of customers and current market and economic conditions. Changes in judgments based upon these factors could impact the timing and amount of revenue and cost recognized.

Inventory Valuation and Reserves. Our policy for the valuation of inventory, including the determination of obsolete or excess inventory, requires us to estimate the future demand for our products within specific time horizons, generally twelve months or less. If our estimated demand for specific products is greater than actual demand and we fail to reduce manufacturing output accordingly, we could be required to record additional inventory reserves, which would have a negative impact on our gross margin. We reserve for a possible over supply of wafers utilizing inventory aging records and for obsolescence when engineering changes or other technological advances indicate that obsolescence has occurred. We also adjust the valuation of inventory when estimated actual cost is significantly different than standard cost and value inventory at the lower of cost or market. Once established, any write-downs of inventory are considered permanent adjustments to the cost basis of the inventory.

Accounts Receivable Reserves. Accounts receivable are reduced by an allowance for amounts that may become uncollectible in the future. The estimated allowance for uncollectible amounts is based primarily on a specific analysis of accounts in the receivable portfolio and a general reserve based on the aging of receivables and historical write-off experience. While management believes the allowance to be adequate, if the financial condition of our customers were to deteriorate, resulting in impairment of their ability to make payments, additional allowances may be required and could materially impact our financial position and results of operations.

Valuation of Long-Lived Assets. Ibis reviews the valuation of long-lived assets, including property and equipment and licenses, under the provisions of SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets. Management is required to assess the recoverability of its long-lived assets whenever events and circumstances indicate that the carrying value may not be recoverable. Factors we consider important that could trigger an impairment review include the following:

- Significant underperformance relative to expected historical or projected future operating results;
- Significant changes in the manner of our use of the acquired assets or the strategy of our overall business;
- Significant negative industry or economic trends;
- Significant decline in our stock price for a sustained period; and
- Our market capitalization relative to book value.

In accordance with SFAS No. 144, when we determine that the carrying value of applicable long-lived assets may not be recoverable based upon the existence of one or more of the above indicators of impairment, we evaluate whether the carrying amount of the asset exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of that asset. If such a circumstance exists, we would measure an impairment loss to the extent the carrying amount of the particular long-lived asset or group exceeds its fair value. We would determine the fair value based on a projected discounted cash flow method using a discount rate determined by our management to be commensurate with the risk inherent in our current business model. We adopted SFAS No. 144 during the first quarter of 2002 and during the fourth quarter of 2003 we recognized an impairment charge of $11,051,324 for our 200 mm and smaller SIMOX wafer production line.

Results of Operations

Fiscal Year Ended December 31, 2003 Compared to Fiscal Year Ended December 31, 2002

Wafer Product Sales. Wafer product sales increased to $8,995,475 for the fiscal year ended December 31, 2003, an increase of $1,349,168 or 18% from $7,646,307 for the fiscal year ended December 31, 2002. Early in 2002, Ibis introduced our current-generation oxygen implanter, the i2000, and for the first time we began shipping 300 mm SIMOX wafers produced on that implanter shortly thereafter. The increase in wafer product sales is due to increased 300 mm SIMOX wafer demand from one customer in the United States. Sales of 300 mm wafers for the fiscal year ended December 31, 2003 accounted for approximately 92% of our total wafer sales compared to 44% last year. This increase was offset by decreased wafer sales by Ibis in Europe, as one of our customers in the optical components arena discontinued a portion of their operations which utilized SIMOX wafers. Wafer sales to customers in the Pacific Rim also decreased as there are now multiple SIMOX-SOI wafer suppliers located there. Increased direct SIMOX-SOI competition would adversely effect our SIMOX wafer sales; however, our current strategy is to be the dominant supplier of SIMOX implanters to the world's silicon wafer manufacturers so they can, in turn, efficiently and cost-effectively supply SOI wafers to the global semiconductor industry. In addition, we believe these wafer manufacturers could be potential equipment customers of ours.

Contract and Other Revenue. Contract and other revenue for the fiscal year ended December 31, 2003 was $660,429 compared to $282,979 for the fiscal year ended December 31, 2002, an increase of $377,450 or 133%. This increase is attributable to revenue recognized from the transfer of wafer technology to a customer pursuant to a license agreement. Royalty fees on licensed equipment technology also increased but these were offset by a decrease in government contract work.

Equipment Revenue. Equipment revenue increased to $8,781,907 for the fiscal year ended December 31, 2003 from $6,102,748 for the fiscal year ended December 31, 2002, an increase of $2,679,159 or 44%. Equipment revenue in 2003 included approximately $8 million from the sale of an i2000 implanter compared to the fiscal year ended December 31, 2002 which included approximately $5 million from the sale of an Ibis 1000 implanter to a customer in China. Field service revenue accounted for $280,450 or 3% of equipment revenue for the fiscal year ended December 31, 2003 as compared to $289,295 or 5% of equipment revenue for the fiscal year ended December 31, 2002. Sales of spare parts accounted for $508,551 or 6% of equipment revenue for the fiscal year ended December 31, 2003 as compared to $813,453 or 13% of equipment revenue for the fiscal year ended December 31, 2002. Sales of spare parts fluctuate depending on the number of tools sold and when the associated warranty expires.

Total Sales and Revenue. Total sales and revenue for the fiscal year ended December 31, 2003 was $18,437,811, an increase of $4,405,777 or 31% from $14,032,034 for the fiscal year ended December 31, 2002.

Total Cost of Sales and Revenue. Cost of wafer product sales for the fiscal year ended December 31, 2003 was $15,541,778, as compared to $14,456,781 for the fiscal year ended December 31, 2002, an increase of $1,084,997 or 8%. This is attributable to increased sales of 300 mm wafers along with increased fixed costs mainly depreciation and amortization of 300 mm equipment and the under absorption of overhead expenses. Decreased overhead expenses due to cost savings initiatives offset these increases, as well as lower 300 mm wafer material costs. Cost of contract and other revenue for the fiscal year ended December 31, 2003 was $44,579, as compared to $115,141 for the fiscal year ended December 31, 2002, a decrease of $70,562 or 61% due to a decrease in work performed on government contracts. Cost of equipment revenue for the fiscal year ended December 31, 2003 was $4,331,044, as compared to $3,868,197 for the fiscal year ended December 31, 2002, an increase of $462,847 or 12%. This increase is due to higher costs recognized on the sale of the i2000 implanter this year compared to the Ibis 1000 in the prior year. In addition, although variable overhead expenses decreased due to cost savings initiatives, we experienced an under absorption of overhead due to lack of implanter demand. As a result of the foregoing, the total cost of sales and revenue for the fiscal year ended December 31, 2003 was $19,917,401 as compared to $18,440,119 for the fiscal year ended December 31, 2002, an increase of $1,477,282, or 8%. The gross margin for all sales was a negative 8% for the fiscal year ended December 31, 2003 as compared to a negative 31% for the fiscal year ended December 31, 2002. This improvement in the gross margin for all sales is attributable to a 55% gross margin achieved on the i2000 implanter sale, as well as improved margins on wafer sales due to higher average selling prices of 300 mm wafers.

General and Administrative Expenses. General and administrative expenses for the fiscal year ended December 31, 2003 were $2,337,463 (13% of total revenue) as compared to $2,174,198 (15% of total revenue) for the fiscal year ended December 31, 2002, an increase of $163,265 or 8%. This is primarily a result of increased professional services and premiums on Director's & Officers liability insurance which were offset by decreased payroll and payroll related expenses due to cost savings initiatives.

Marketing and Selling Expenses. Marketing and selling expenses for the fiscal year ended December 31, 2003 were $1,235,798 (7% of total revenue) as compared to $1,509,792 (11% of total revenue) for the fiscal year ended December 31, 2002, a decrease of $273,994 or 18%. The decrease in marketing and selling expenses is primarily a result of decreases in payroll and payroll related expenses, travel and promotional expenses due to cost savings initiatives.

Research and Development Expenses. Internally funded research and development expenses decreased by $876,971 or 14% to $5,380,868 (29% of total revenue) for the fiscal year ended December 31, 2003 from $6,257,839 (45% of total revenue) for the fiscal year ended December 31, 2002. This is primarily a result of decreased payroll, payroll related costs and consulting expenses due to cost savings initiatives.

Impairment of Long-Lived Assets. During the fourth quarter ended December 31, 2003, a number of unexpected developments occurred which impacted our 200 mm and smaller wafer size production line, including changes in the line's projected cash flow generation and our projected utilization of the assets within our revised plans. As a result of our subsequent impairment analysis under the provisions of SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets we recognized an impairment charge of $11,051,324 for our 200 mm and smaller SIMOX wafer production line. The remaining carrying amount of assets for this line is now approximately $865,000.

Other Income. Total other income for the fiscal year ended December 31, 2003 was $27,510 as compared to $254,991 for the fiscal year ended December 31, 2002, a decrease of $227,481 or 89%. The decrease in total other income is primarily attributable to decreased interest income earned as a result of lower cash balances and a reduction in interest rates along with increased interest expense due to a financing arrangement entered into during the second quarter of 2003.

Ibis had federal net operating loss and general business credit carryovers of approximately $60,473,000 and $1,323,000, respectively, at December 31, 2003, that may be used to offset future taxable income, if any, through 2023. State net operating loss and credit carryovers of $41,890,000 and $1,667,000, respectively, have varying expiration dates. Deferred tax assets and related valuation allowance of $3,165,000 related to the net operating loss carryover results from the exercise of employee stock options, the tax benefit of which, when recognized, will be accounted for as a credit to additional paid-in capital rather than a reduction of income tax expense. Net operating loss carryovers and other tax attributes may be limited in the event of certain changes in ownership interests.

Fiscal Year Ended December 31, 2002 Compared to Fiscal Year Ended December 31, 2001

Product Sales. Wafer product sales increased to $7,646,307 for the fiscal year ended December 31, 2002, an increase of $2,255,447 or 42% from $5,390,860 for the fiscal year ended December 31, 2001. Early in 2002, Ibis introduced our current-generation oxygen implanter, the i2000, and for the first time we began shipping 300 mm SIMOX wafers produced on that implanter. The increase in product sales is primarily attributable to sales of 300 mm SIMOX wafers by Ibis in the United States and the Pacific Rim. For the fiscal year ended December 31, 2002, sales of 300 mm wafers accounted for approximately 44% of our total wafer product sales. This increases was offset by decreased wafer sales by Ibis in Europe, as a result of continued adverse business conditions for one of our largest wafer customers that is in the optical components arena.

Contract and Other Revenue. Contract and other revenue for the fiscal year ended December 31, 2002 was $282,979 compared to $518,379 for the fiscal year ended December 31, 2001, a decrease of $235,400 or 45%, which is due to decreased government contract work.

Equipment Revenue. Equipment revenue increased to $6,102,748 for the fiscal year ended December 31, 2002 from $1,525,317 for the fiscal year ended December 31, 2001, an increase of $4,577,431 or 300%. Equipment revenue in 2002 included approximately $5,000,000 of revenue recognized from the sale of an Ibis 1000 to our customer in China. This implanter was shipped in December 2001, however, revenue was recognized upon customer site acceptance which occurred during the third quarter of 2002. Equipment revenue for 2001 consisted solely of parts and service revenue. Field service revenue accounted for $289,295 or 5% of equipment revenue for the fiscal year ended December 31, 2002 as compared to $914,188 or 60% of equipment revenue for the fiscal year ended December 31, 2001. Sales of spare parts accounted for $813,453 or 13% of equipment revenue for the fiscal year ended December 31, 2002 as compared to $611,129 or 40% of equipment revenue for the fiscal year ended December 31, 2001.

Total Sales and Revenue. Total sales and revenue for the fiscal year ended December 31, 2002 was $14,032,034, an increase of $6,597,478 or 89% from $7,434,556 for the fiscal year ended December 31, 2001. Approximately $5 million of this increase is due to the revenue recognized from the sale of an Ibis 1000 implanter to a customer in China and the remainder is due to sales of 300 mm SIMOX wafers by Ibis.

Total Cost of Sales and Revenue. Cost of wafer product sales for the fiscal year ended December 31, 2002 was $14,456,781, as compared to $8,209,540 for the fiscal year ended December 31, 2001, an increase of $6,247,241 or 76%. This increase is mainly attributable to the increase in fixed costs associated with production, which include depreciation, amortization and occupancy costs. Equipment repair and maintenance, outside testing services and royalty expenses incurred on the MLD process also increased. In addition, the optimum production yield on our 300 mm wafer products had not yet been realized which resulted in higher costs. Cost of contract and other revenue for the fiscal year ended December 31, 2002 was $115,141, as compared to $376,371 for the fiscal year ended December 31, 2001, a decrease of $261,230 or 69%. Cost of equipment revenue for the fiscal year ended December 31, 2002 was $3,868,197, as compared to $1,502,356 for the fiscal year ended December 31, 2001, an increase of $2,365,841 or 158%. This increase is due to costs recognized on the sale of an Ibis 1000 implanter to a customer in China. There were no implanter sales during the fiscal year ended December 31, 2001. As a result of the foregoing, the total cost of sales and revenue for the fiscal year ended December 31, 2002 was $18,440,119 as compared to $10,088,267 for the fiscal year ended December 31, 2001, an increase of $8,351,852, or 83%. The gross margin for all sales was a negative 31% for the fiscal year ended December 31, 2002 as compared to a negative 36% for the fiscal year ended December 31, 2001. The negative gross margin in 2002 for all sales is attributable to increased wafer costs and less than optimal production yields on new products, which were partially offset by a 37% gross margin on equipment revenue.

General and Administrative Expenses. General and administrative expenses for the fiscal year ended December 31, 2002 were $2,174,198 (15% of total revenue) as compared to $2,273,077 (31% of total revenue) for the fiscal year ended December 31, 2001, a decrease of $98,879 or 4%. This is a result of a decrease in legal fees of approximately $350,000 offset by salaries and related expenses.

Marketing and Selling Expenses. Marketing and selling expenses for the fiscal year ended December 31, 2002 were $1,509,792 (11% of total revenue) as compared to $1,812,891 (24% of total revenue) for the fiscal year ended December 31, 2001, a decrease of $303,099 or 17%. The decrease in marketing and selling expenses is a result of a decrease in salaries and related expenses and advertising.

Research and Development Expenses. Internally funded research and development expenses increased by $1,138,824 or 22% to $6,257,839 (45% of total revenue) for the fiscal year ended December 31, 2002 from $5,119,015 (69% of total revenue) for the fiscal year ended December 31, 2001. This increase is primarily due to increased depreciation on fixed assets, specifically the Ibis 1000 R&D tool and i2000 test stands, as well as increased consulting services.

Other Income. Total other income for the fiscal year ended December 31, 2002 was $254,991 as compared to $2,265,031 for the fiscal year ended December 31, 2001, a decrease of $2,010,040 or 89%. The decrease in total other income is attributable to non-recurring income recognized in 2001 amounting to approximately $1.4 million which is the result of an expired wafer production capacity option and decreased interest income earned as a result of lower average cash balances and a reduction in interest rates.

Liquidity and Capital Resources

As of December 31, 2003, Ibis had cash and cash equivalents of $14,174,716, including the receipt of proceeds of approximately $12.6 million from a public offering of 1,000,000 shares of common stock at $13.25 per share in October 2003. The shares were included in a shelf registration statement filed with the Securities and Exchange Commission on September 2, 2003 and declared effective on October 3, 2003. Net proceeds from the offering will be used primarily to fund research and development, capital expenditures and working capital.

During the fiscal year ended December 31, 2003, Ibis used $8,138,561 of cash for operating activities as compared to $3,491,435 in 2002. Depreciation and amortization expense for the fiscal years ended December 31, 2003 and 2002 was $6,771,680 and $6,264,549, respectively. This accounted for 37% and 45% of total revenue, respectively. Due to the capital-intensive nature of Ibis' business and the recent expansion of our 300 mm SIMOX wafer production line, management expects that depreciation and amortization will continue to be a significant portion of our expenses. However, the reduction of $10,850,011 in the carrying amount of our 200 mm and smaller wafer size equipment should result in a decrease in our annual depreciation of approximately $2.6 million. To date, Ibis' working capital requirements have been funded primarily through debt and equity financings. The principal uses of cash during the fiscal year ended December 31, 2003 were to fund operations and additions to property and equipment which totaled $1,632,447. At December 31, 2003, Ibis had commitments to purchase approximately $279,692 in material to be used for wafer manufacturing or for the i2000 implanter currently under construction, and approximately $4,745 in capital equipment purchases.

In September 2001, Ibis entered into a $4.5 million equipment lease line with Heller Financial's Commercial Equipment Finance Group. The lease line was used to finance the purchase of process equipment for wafer production, primarily 300 mm wafers. This line was fully drawn down in two sale-leaseback transactions, bearing interest at approximately 8% with a term of three years, and a monthly net payment of approximately $131,000. Ibis has a fair market value purchase option at the end of the lease term. The lease-line is secured by the underlying assets and all other property and equipment of Ibis.

Our existing cash resources are believed to be sufficient to support our current operating plan for the next 12 months. Forecasting future revenue, on a quarter-by-quarter basis, remains exceedingly difficult and significant variations quarter to quarter, are likely. We expect to continue to explore equity offerings and other forms of financing and anticipate that we may be required to raise additional capital in the future in order to finance future growth and our research and development programs.

Contractual Obligations

We have no significant contractual obligations not fully recorded on our Balance Sheets or fully disclosed in the Notes to our Financial Statements. We have no off-balance sheet arrangements as defined in Regulation S-K Section 303(a)(4)(ii).

At December 31, 2003, our outstanding contractual obligations included:

		Payment due by period				
Contractual Obligations	Total	Less than 1 year	1 year	2 years	3–5 years	More than 5 years
Capital lease obligations	$1,185,746	$1,185,746	$ —	$ —	$—	$—
Operating lease obligations	1,767,236	781,365	567,458	418,413	—	—
Purchase obligations	4,745	4,745	—	—	—	—
Minimum royalty payment obligations	20,000	10,000	10,000	—	—	—
Total	$2,977,727	$1,981,856	$577,458	$418,413	$—	$—

Additional information regarding our financial commitments at December 31, 2003 is provided in the Notes to our Financial Statements. See "Notes to Financial Statements, Note 8, Commitments and Contingencies."

Effects of Inflation

Ibis believes that over the past three years inflation has not had a significant impact on our sales or operating results.

New Accounting Pronouncements

Statement of Financial Accounting Standards No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections," is effective for fiscal years beginning May 15, 2002 or later and rescinds FASB Statement No. 4, Reporting Gains and Losses from Extinguishment of Debt, FASB Statement No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements, and FASB Statement No. 44, Accounting for Intangible Assets of Motor Carriers. This Statement Amends FASB Statement No. 4 and FASB Statement No. 13, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. Ibis adopted SFAS 145 during the first quarter of 2003 without a material impact on our financial condition or results of operations.

Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," is effective for exit or disposal activities that are initiated after December 31, 2002. This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of commitment to an exit or disposal plan. Ibis adopted SFAS 146 during the first quarter of 2003 without a material impact on our financial condition or results of operations.

In November 2002, the FASB issued Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," which clarifies disclosure and recognition/measurement requirements related to certain guarantees. The disclosure requirements are effective for financial statements issued after December 15, 2002 and the recognition/measurement requirements are effective on a prospective basis for guarantees issued or modified after December 31, 2002. The application of the requirements of FIN 45 did not have a material impact on Ibis' financial position or results of operations.

Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123," is effective for fiscal years ending after December 15, 2002. This Statement amends FASB Statement No. 123, Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Ibis adopted SFAS 148 during the first quarter of 2003 without a material impact on our financial condition or results of operations.

In January 2003, the FASB issued Interpretation ("FIN") No. 46, "Consolidation of Variable Interest Entities" ("FIN 46") and, in December 2003, issued a revision to that interpretation ("FIN 46R"). FIN 46R replaces FIN 46 and addresses consolidation by business enterprises of variable interest entities that possess certain characteristics. A variable interest entity ("VIE") is defined as (a) an ownership, contractual or monetary interest in an entity where the ability to influence financial decisions is not proportional to the investment interest, or (b) an entity lacking the invested capital sufficient to fund future activities without the support of a third party. FIN 46R establishes standards for determining under what circumstances VIEs should be consolidated with their primary beneficiary, including those to which the usual condition for consolidation does not apply. Ibis' adoption of FIN 46R did not have a material effect on our financial position or results of operations.

In April 2003, the FASB issued Statement No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS 149"), which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS 149 is effective prospectively for contracts entered into or modified after June 30, 2003, except as stated below and for hedging relationships designated after June 30, 2003. The provisions of this Statement that relate to Statement 133 Implementation Issues that have been effective for fiscal quarters that began prior to June 15, 2003, should continue to be applied in accordance with their respective effective dates. In addition, paragraphs 7 (a) and 23 (a), which relate to forward purchases or sales of when-issued securities or other securities that do not yet exist, should be applied to both existing contracts and new contracts entered into after June 30, 2003. The adoption of this Statement did not have a material impact on Ibis' financial condition or results of operations.

In May 2003, the FASB issued Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" ("SFAS 150"), which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable preferred financial instruments of nonpublic companies. It is to be implemented by reporting the cumulative effect of a change in accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The adoption of this Statement did not have a material impact on Ibis' financial condition or results of operations.

Forward-looking Statements

This Annual Report contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 that relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology, such as "may," "will," "should," "could," "expect," "plan," "anticipate," "believe," "estimate," "project," "predict," "intend," "potential" or "continue" or the negative of such terms or other comparable terminology, although not all forward-looking statements contain such terms. In addition, these forward-looking statements include, but are not limited to, statements regarding, among other things, Ibis' belief in the benefits of SOI and SIMOX-SOI, the pace of development of the SOI market, the potential acceptance of and demand for Ibis-produced SIMOX-SOI wafers for mainstream commercial applications, the potential acceptance of and demand for Ibis' implanters, the evolution of Ibis' business model from supplying mainly SIMOX-SOI wafers to semiconductor fabs to supplying mainly implanters to wafer manufacturers who will supply SIMOX-SOI wafers to the fabs, the significance of advances resulting from the joint IBM/Ibis development agreement, the benefits of strained silicon, Ibis' current capabilities to produce approximately 10 to 15 i2000 implanters per year, the capabilities of and anticipated benefits of the i2000, including the ability of the i2000 to support volume production of high quality SIMOX-SOI wafers, the ability of the i2000 to reduce costs, the ease with which the i2000 can be installed and qualified in fabrication facilities, and the likelihood that implanters, if ordered, will be qualified and accepted by customers. Such statements are neither promises nor guarantees but rather are subject to a number of risks and uncertainties which could cause actual results to differ materially from those described in the forward-looking statements. Such factors and uncertainties include, but are not limited to the company's intent to pursue, and its ability to maintain, further strategic relationships, partnerships and alliances with third parties, the company's ability to protect its proprietary technology, the potential trends in the semiconductor industry generally, the impact of competitive products, technologies and pricing, the impact of rapidly changing technology, the possibility of further asset impairment and resulting charges, equipment capacity and supply constraints or difficulties, the company's limited history with regard to sales of implanters, general economic conditions, as well as those set forth in the "Business—Risk Factors" section of, and elsewhere throughout, Ibis' Form 10-K. All information set forth in this Annual Report is as of the date of this report, and Ibis undertakes no duty to update this information, unless required by law.

Quantitative and Qualitative Disclosures About Market Risk

The exposure of market risk associated with risk-sensitive instruments is not material to Ibis, as we do not transact our sales denominated in other than United States dollars, invest primarily in short-term commercial paper, hold our investments until maturity and have not entered into hedging transactions.

INDEPENDENT AUDITORS' REPORT

THE BOARD OF DIRECTORS AND STOCKHOLDERS
IBIS TECHNOLOGY CORPORATION:

We have audited the accompanying balance sheets of Ibis Technology Corporation as of December 31, 2002 and 2003, and the related statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ibis Technology Corporation at December 31, 2002 and 2003, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Boston, Massachusetts
January 30, 2004

BALANCE SHEETS

December 31,	2002	2003
ASSETS		
Current assets:		
Cash and cash equivalents	$ 11,745,918	$ 14,174,716
Accounts receivable, trade, net (notes 3 and 15)	1,598,560	123,548
Unbilled revenue	—	528,581
Inventories (note 4)	1,231,559	1,758,449
Deferred costs (note 10)	2,621,580	—
Prepaid expenses and other current assets	112,729	247,602
Total current assets	17,310,346	16,832,896
Property and equipment (notes 5, 6 and 8)	51,728,659	40,584,764
Less: Accumulated depreciation and amortization	(19,233,900)	(23,743,179)
Net property and equipment	32,494,759	16,841,585
Patents and other assets, net (note 7)	1,893,854	1,668,558
Total assets	$ 51,698,959	$ 35,343,039
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Capital lease obligation, current (note 8)	$ 1,501,415	$ 1,184,399
Accounts payable	897,212	404,512
Accrued liabilities (note 9)	2,394,601	2,384,915
Deferred revenue (note 10)	6,966,325	252,000
Total current liabilities	11,759,553	4,225,826
Capital lease obligation, non-current (note 8)	1,184,400	—
Total liabilities	12,943,953	4,225,826
Commitments and contingencies (notes 5, 8, 10 and 15)		
Stockholders' equity (notes 13 and 14):		
Undesignated preferred stock, $.01 par value. Authorized 2,000,000 shares; none issued	—	—
Common stock, $.008 par value. Authorized 50,000,000 shares; issued and outstanding 9,474,940 shares and 10,651,170 in 2002 and 2003, respectively	75,799	85,209
Additional paid-in capital	79,101,032	92,903,618
Accumulated deficit	(40,421,825)	(61,871,614)
Total stockholders' equity	38,755,006	31,117,213
Total liabilities and stockholders' equity	$ 51,698,959	$ 35,343,039

See accompanying notes to financial statements.

STATEMENTS OF OPERATIONS

Years Ended December 31,	2001	2002	2003
Wafer product sales	$ 5,390,860	$ 7,646,307	$ **8,995,475**
Contract and other revenue (note 11)	518,379	282,979	**660,429**
Equipment revenue	1,525,317	6,102,748	**8,781,907**
Total sales and revenue (note 15)	7,434,556	14,032,034	**18,437,811**
Cost of product sales	8,209,540	14,456,781	**15,541,778**
Cost of contract and other revenue	376,371	115,141	**44,579**
Cost of equipment revenue	1,502,356	3,868,197	**4,331,044**
Total cost of sales and revenue	10,088,267	18,440,119	**19,917,401**
Gross profit (loss)	(2,653,711)	(4,408,085)	**(1,479,590)**
Operating expenses:			
General and administrative	2,273,077	2,174,198	**2,337,463**
Marketing and selling	1,812,891	1,509,792	**1,235,798**
Research and development	5,119,015	6,257,839	**5,380,868**
Impairment of long-lived assets (note 6)	—	—	**11,051,324**
Total operating expenses	9,204,983	9,941,829	**20,005,453**
Loss from operations	(11,858,694)	(14,349,914)	**(21,485,043)**
Other income (expense):			
Interest income	826,302	266,370	**80,511**
Interest expense	(4,997)	(11,379)	**(58,399)**
Other (note 16)	1,443,726	—	**5,398**
Total other income	2,265,031	254,991	**27,510**
Loss before income taxes	(9,593,663)	(14,094,923)	**(21,457,533)**
Income tax expense (benefit) (note 12)	1,256	1,256	**(7,744)**
Net loss	$ (9,594,919)	$(14,096,179)	**$(21,449,789)**
Net loss per common share:			
Basic	$ (1.15)	$ (1.53)	**$ (2.21)**
Diluted	$ (1.15)	$ (1.53)	**$ (2.21)**
Weighted average number of common shares outstanding:			
Basic	8,378,262	9,207,922	**9,727,513**
Diluted	8,378,262	9,207,922	**9,727,513**

See accompanying notes to financial statements.

STATEMENTS OF STOCKHOLDERS' EQUITY

Years Ended December 31,	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
Balances at December 31, 2000	$66,742	$66,183,143	$(16,730,727)	$49,519,158
Exercise of stock options	250	73,259	—	73,509
Employee Stock Purchase Plan	305	361,821	—	362,126
Net loss	—	—	(9,594,919)	(9,594,919)
Balances at December 31, 2001	67,297	66,618,223	(26,325,646)	40,359,874
Exercise of stock options	1	1	—	2
Common stock issued, net of issuance costs	8,000	12,105,469	—	12,113,469
Employee Stock Purchase Plan	501	377,339	—	377,840
Net loss	—	—	(14,096,179)	(14,096,179)
Balances at December 31, 2002	75,799	79,101,032	(40,421,825)	38,755,006
Exercise of stock options	989	986,814	—	987,803
Common stock issued, net of issuance costs of $696,571	8,000	12,545,429	—	12,553,429
Employee Stock Purchase Plan	421	270,343	—	270,764
Net loss	—	—	(21,449,789)	(21,449,789)
Balances at December 31, 2003	**$85,209**	**$92,903,618**	**$(61,871,614)**	**$31,117,213**

See accompanying notes to financial statements.

STATEMENTS OF CASH FLOWS

Years Ended December 31,	2001	2002	2003
Cash flows from operating activities:			
Net loss	$ (9,594,919)	$(14,096,179)	$(21,449,789)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	3,632,664	6,264,549	6,771,680
Gain on sale of equipment	26,274	—	—
Impairment of long-lived assets	—	—	10,850,011
Changes in operating assets and liabilities:			
Accounts receivable, trade	(4,555,698)	4,167,054	1,475,012
Unbilled revenue	510,500	—	(528,581)
Inventories	(2,755,511)	303,953	(526,890)
Deferred costs	(2,474,264)	(147,316)	2,621,580
Prepaid expenses and other current assets	115,573	97,801	(134,873)
Accounts payable	77,220	(226,968)	(492,700)
Accrued liabilities and deferred revenue	3,512,921	145,671	(6,724,011)
Net cash used in operating activities	(11,505,240)	(3,491,435)	(8,138,561)
Cash flows from investing activities:			
Additions to property and equipment, net	(6,373,781)	(8,688,796)	(1,632,447)
Other assets	(26,037)	(117,781)	(110,774)
Net cash used in investing activities.	(6,399,818)	(8,806,577)	(1,743,221)
Cash flows from financing activities:			
Payments of capital lease obligations	(341,171)	(1,535,178)	(1,501,416)
Proceeds from sale-leaseback transaction	4,532,094	—	—
Proceeds from sales of common stock, net of issuance costs	—	12,113,469	12,553,429
Exercise of stock options, warrants and Employee Stock Purchase Plan	435,635	377,840	1,258,567
Net cash provided by financing activities	4,626,558	10,956,131	12,310,580
Net decrease (increase) in cash and cash equivalents	(13,278,500)	(1,341,881)	2,428,798
Cash and cash equivalents, beginning of year	26,366,299	13,087,799	11,745,918
Cash and cash equivalents, end of year	$ 13,087,799	$ 11,745,918	$ 14,174,716
Supplemental disclosures of cash flow information:			
Cash paid during the year for interest	$ 4,997	$ 11,379	$ 58,399
Supplemental disclosures of non-cash investing and financing activities:			
Capital lease obligations incurred	$ 973,164	$ —	$ —
Transfer of internally constructed equipment from inventory to property and equipment	$ 12,152,858	$ —	$ —

See accompanying notes to financial statements.

(1) Nature of Business and Organization

Ibis Technology Corporation (the "Company") was incorporated in October 1987 for the purpose of supplying silicon-on-insulator (SOI) wafers formed by SIMOX (Separation by IMplantation of OXygen) technology. SIMOX-SOI wafers are manufactured by the Company using a specialized oxygen ion implanter, which was developed and manufactured by the Company and is integrated with other specialized processes and characterization equipment. The Company is the leading manufacturer of high current oxygen implanters and began selling these oxygen implanters in 1996.

(2) Summary of Significant Accounting Policies

(a) Cash and Cash Equivalents

Cash equivalents represent highly liquid investments with original maturities of three months or less.

(b) Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out ("FIFO") cost method.

(c) Property and Equipment and Impairment of Long-Lived Assets

Property and equipment is stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the respective assets, ranging from three to eight years. Amortization is provided using the straight-line method over the life of the lease, ranging from three and one-half to five years.

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the degree to which the carrying amount of the assets exceeds the fair value of the assets.

(d) Patents and Other Assets

Other assets consist principally of deposits, prepaid royalties and licenses. Patents and prepaid royalties are amortized over five years using the straight-line method. Licenses are amortized over seven years using the straight-line method.

(e) Revenue Recognition

The Company recognizes revenue from wafer product sales, equipment sales and the sales of spare parts when all of the following criteria have been met: (1) evidence exists that the customer is bound to the transaction; (2) the product has been delivered to the customer and, when applicable, the product has been installed and accepted by the customer; (3) the sales price to the customer has been fixed or is determinable; and (4) collectibility of the sale price is reasonably assured. The Company typically recognizes revenue from wafer sales upon shipment and recognizes revenue from implanter sales upon acceptance at the customer's site. Provisions for estimated sales returns and allowances are made at the time the products are sold. Revenue derived from contracts and services is recognized upon performance.

Contract revenue is recognized on the percentage-of-completion method. Provisions for anticipated losses are made in the period in which such losses become determinable. Unbilled revenue under customer contracts represents revenue earned under the percentage-of-completion method but not yet billable under the terms of the contract. These amounts are billable based on the terms of the contract, which can include shipment of the product, achievement of milestones or completion of the contract.

Government contracts are performed under negotiated overhead rates and are subject to audit and retroactive adjustments of amounts paid to the Company.

(f) Research and Development

Research and development costs are charged to expense as incurred. Research and development costs funded by contracts are included as a component of cost of contract revenue.

(g) Net Income (Loss) per Common Share

Net income (loss) per share of common stock is computed based upon the weighted average number of shares outstanding during each period and including the dilutive effect, if any, of stock options and warrants. SFAS 128 requires the presentation of basic and diluted earnings (loss) per share for all periods presented. As the Company was in a net loss position for each of the years in the three-years ended December 31, 2003, common stock equivalents of 224,856, 39,644 and 94,706 for the years ended December 31, 2001, 2002 and 2003, respectively, were excluded from the diluted loss per share calculation as they would be antidilutive. As a result, diluted loss per share is the same as basic loss per share for 2001, 2002 and 2003.

The reconciliation of the denominators of the basic and diluted net income (loss) per common share for the Company's net income (loss) is as follows:

Years Ended December 31,	2001	2002	2003
Basic net loss	$(9,594,919)	$(14,096,179)	$(21,449,789)
Weighted average common shares outstanding—basic	8,378,262	9,207,922	9,727,513
Net additional common shares upon assumed exercise of stock options and warrants	—	—	—
Weighted average common shares outstanding diluted	8,378,262	9,207,922	9,727,513
Net loss per common share			
Basic	$ (1.15)	$ (1.53)	$ (2.21)
Diluted	$ (1.15)	$ (1.53)	$ (2.21)

(h) Issuance Costs

Common stock issuance costs are netted against additional paid-in capital.

(i) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from these estimates. Management exercises judgment and relies on estimates in recognizing revenue, valuing inventory, accruing certain liabilities, and assessing long-lived asset impairment, estimated useful lives of long-lived assets, inventory obsolescence and accounts receivable reserves.

(j) Fair Value of Financial Instruments

Financial instruments of the Company consist of cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and capital lease obligations. The carrying amount of these financial instruments approximates fair value.

(k) Stock-Based Compensation

The Company accounts for its stock option plans under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and Related Interpretations. No stock-based compensation cost is reflected in net income for these plans, as all options granted under these plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income (loss) and earnings (loss) per share if the Company had applied the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock Based Compensation, to stock based compensation.

Year Ended December 31,	2001	2002	2003
Net loss, as reported	$ (9,594,919)	$(14,096,179)	$(21,449,789)
Add: Stock-based employee compensation expense included in reported net loss, net of related tax effects	(3,336,839)	(2,362,591)	(2,726,741)
Pro forma net loss	$(12,931,758)	$(16,458,770)	$(24,176,530)
Net loss per share:			
Basic—as reported	$ (1.15)	$ (1.53)	$ (2.21)
Basic—pro forma	$ (1.54)	$ (1.79)	$ (2.49)
Diluted—as reported	$ (1.15)	$ (1.53)	$ (2.21)
Diluted—pro forma	$ (1.54)	$ (1.79)	$ (2.49)

The fair value of each stock option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

December 31,	2001		2002			2003		
	Stock Options	ESPP	Stock Options	ESPP1	Stock ESPP2	Options	ESPP1	ESPP2
Risk-free interest rate	3.62%	4.74%	2.21%	1.74%	1.60%	3.10%	1.19%	1.01%
Expected dividend yield	—	—	—	—	—	—	—	—
Expected volatility	108.17%	132.5%	114.06%	87.6%	103.3%	97.99%	103.34%	81.01%
Expected life (years)	3	.5	3	.5	.5	3	.5	.5
Weighted average fair value of options granted during the year	$7.13	$5.36	$5.32	$2.80	$2.06	$4.42	$2.05	$1.83

Pro forma net loss reflects only options granted in 1995 through 2003. Therefore, the full impact of calculating compensation costs for stock options under SFAS No. 123 is not reflected because compensation costs for options granted prior to January 1, 1995 are not considered.

(l) New Accounting Pronouncements

Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS 141"), issued in June 2001, addresses financial accounting and reporting for business combinations which were initiated after June 30, 2001. This Statement also applies to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later.

Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), issued in June 2001, addresses financial accounting and reporting for acquired goodwill and intangible assets. The provisions of SFAS 142 are required to be applied starting with fiscal years beginning after December 15, 2001. Early application is permitted for entities with fiscal years beginning after March 15, 2001, provided that the first interim financial statements have not previously been issued. Impairment losses for goodwill and indefinite-lived intangible assets that arise due to the initial application of this Statement (resulting from a transitional impairment test) are to be reported as resulting from a change in accounting principle.

Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"), issued in August 2001, addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and for the associated retirement costs. SFAS 143 which applies to all entities that have a legal obligation associated with the retirement of a tangible long-lived asset is effective for fiscal years beginning after June 15, 2001.

Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), issued in October 2001, addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS 144, which applies to all entities, is effective for fiscal years beginning after December 15, 2001.

The Company adopted SFAS' 141, 142, 143 and 144 during the first quarter of 2002 without a material impact on its financial condition or results of operations.

Statement of Financial Accounting Standards No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections," effective for fiscal years beginning May 15, 2002 or later that rescinds FASB Statement No. 4, Reporting Gains and Losses from Extinguishment of Debt, FASB Statement No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements, and FASB Statement No. 44 Accounting for Intangible Assets of Motor Carriers. This Statement Amends FASB Statement No. 4 and FASB Statement No. 13, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. Implementation of SFAS No. 145 did not have a material impact on the Company's financial condition or results of operations.

Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," effective for exit or disposal activities that are initiated after December 31, 2002. This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of commitment to an exit or disposal plan. Implementation of SFAS No. 146 did not have a material impact on the Company's financial condition or results of operations.

In November 2002, the FASB issued Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," which clarifies disclosure and recognition/measurement requirements related to certain guarantees. The disclosure requirements are effective for financial statements issued after December 15, 2002 and the recognition/measurement requirements are effective on a prospective basis for guarantees issued or modified after December 31, 2002. The application of the requirements of FIN 45 did not have a material impact on the Company's financial position or results of operations.

Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123," is effective for fiscal years ending after December 15, 2002. This Statement amends FASB Statement No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Implementation of SFAS No. 148 did not have a material impact on the Company's financial condition or results of operations.

In January 2003, the FASB issued Interpretation ("FIN") No. 46, "Consolidation of Variable Interest Entities" ("FIN 46") and, in December 2003, issued a revision to that interpretation ("FIN 46R"). FIN 46R replaces FIN 46 and addresses consolidation by business enterprises of variable interest entities that possess certain characteristics. A variable interest entity ("VIE") is defined as (a) an ownership, contractual or monetary interest in an entity where the ability to influence financial decisions is not proportional to the investment interest, or (b) an entity lacking the invested capital sufficient to fund future activities without the support of a third party. FIN 46R establishes standards for determining under what circumstances VIEs should be consolidated with their primary beneficiary, including those to which the usual condition for consolidation does not apply. The Company's adoption of FIN 46R did not have a material effect on its financial position or results of operations.

In April 2003, the FASB issued Statement No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS 149"), which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS 149 is effective prospectively for contracts entered into or modified after June 30, 2003, except as stated below and for hedging relationships designated after June 30, 2003. The provisions of this Statement that relate to Statement 133 Implementation Issues that have been effective for fiscal quarters that began prior to June 15, 2003, should continue to be applied in accordance with their respective effective dates. In addition, paragraphs 7 (a) and 23 (a), which relate to forward purchases or sales of when-issued securities or other securities that do not yet exist, should be applied to both existing contracts and new contracts entered into after June 30, 2003. The adoption of this Statement did not have a material impact on the Company's financial condition or results of operations.

In May 2003, the FASB issued Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" ("SFAS 150"), which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable preferred financial instruments of nonpublic companies. It is to be implemented by reporting the cumulative effect of a change in accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The adoption of this Statement did not have a material impact on the Company's financial condition or results of operations.

(3) Accounts Receivable

Accounts receivable consisted of the following at December 31:

	2002	2003
Accounts receivable, trade	$1,663,560	$ 188,548
Less: Allowance for doubtful accounts	(65,000)	(65,000)
	$1,598,560	$ 123,548

(4) Inventories

Inventories consisted of the following at December 31:

	2002	2003
Raw materials	$ 810,740	$1,464,434
Work in process	94,090	177,715
Finished goods	326,729	116,300
Total inventories	$1,231,559	$1,758,449

(5) Property and Equipment

Property and equipment consisted of the following at December 31:

	2002	2003
Machinery and equipment	$34,966,085	$30,082,295
Furniture and fixtures	395,017	416,260
Leasehold improvements	4,640,194	5,399,063
Construction in progress	11,727,363	4,687,146
	$51,728,659	$40,584,764

Fixed assets subject to capital leases at December 31, 2002 and 2003 were $4,564,835. Accumulated depreciation for fixed assets subject to capital leases was $1,879,020 and $3,380,435 in 2002 and 2003, respectively.

Construction in progress includes implanters under construction that the Company intends to use in its wafer production facility or sell to customers and other expansion projects.

At December 31, 2003, the Company had commitments to purchase approximately $279,692 in material or subassemblies to be used in normal operations and approximately $4,745 in capital equipment purchase commitments.

(6) Impairment of Long-lived Assets

At December 31, 2003, the Company owned eight Ibis 1000 implanters, available to produce up to 200 mm SIMOX wafers and two i2000's available to produce 300 mm SIMOX wafers. During the fourth quarter ended December 31, 2003, a number of unexpected events occurred which impacted the Company's 200 mm and smaller wafer size production line including the line's projected cash flow generation and the Company's projected utilization of the assets within its revised plans. These events included:

- The Company's business prospects for 200 mm SIMOX wafers did not materialize in the fourth quarter as expected, and in part as a result of this it does not now anticipate significant 200 mm wafer business in the future;
- Ibis' existing and potential wafer customers are rapidly transitioning to the 300 mm wafer size and 92% of its wafer sales during fiscal year 2003 were for 300 mm SIMOX wafers;
- A potential buyer completed their evaluation of a portion of Ibis' wafer production line and determined that weak demand for 200 mm and smaller SIMOX wafers did not warrant an investment or purchase of this proportion at the present time; and
- The Company does not believe there are any material prospects for Ibis 1000 equipment sales overseas currently.

Based on these events and their impact on current and future projected cash flows, the Company's subsequent impairment analysis under the provisions of SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets resulted in an impairment charge of $11,051,324 for its 200 mm and smaller SIMOX wafer production line, which is principally comprised of Ibis 1000 implanters and associated machinery and equipment not expected to be utilized or sold. The remaining carrying amount of assets for this line is now approximately $865,000.

(7) Other Assets

In December 2000, the Company entered into a royalty-bearing license agreement which gives the Company the right to manufacture SIMOX-SOI wafers using the licensed process. Warrants were issued in connection with this agreement. The cost of the license agreement, including cash paid and the fair value of the warrants issued, is $2,280,000 and is included in other assets at December 31, 2002 and December 31, 2003, net of accumulated amortization of $651,428 and $977,143, respectively (see note 14 (c)).

(8) Commitments and Contingencies

(a) Leases

In December 2003, the Company renewed its non-cancelable operating lease for its office and manufacturing facility with a new term expiring in 2006 and a five-year renewal option. In April 2000, the Company entered into a non-cancelable operating lease for an additional manufacturing facility expiring in 2005 with a five-year renewal option. This lease was amended in September 2001 by which Ibis secured an additional 20,000 square feet of adjacent space for future expansion. The Company also leases certain equipment under non-cancelable operating leases expiring through 2006, as well as equipment used in operations under non-cancelable capital leases expiring through 2004.

In September 2001 Ibis entered into a $4.5 million equipment lease line. The lease line was used to finance the purchase of process equipment for wafer production of primarily 300 mm wafers in a sale-leaseback transaction bearing interest at approximately 8% with a term of three years and a monthly net payment of approximately $131,000. Ibis has a fair market value purchase option at the end of the lease term. The lease-line is secured by the underlying assets and all other property and equipment of Ibis. The gain of approximately $36,000 under the sale and leaseback has been deferred and will be amortized as a reduction of depreciation expense over the life of the lease. The unamortized amount of this gain at December 31, 2002 and 2003 was $21,425 and $9,110 respectively.

The Company has no significant contractual obligations not fully recorded on its Balance Sheets or fully disclosed in the Notes to its Financial Statements. The Company has no off-balance sheet arrangements as defined in Regulation S-K Section 303(a)(4)(ii).

At December 31, 2003, the Company's contractual obligations included:

	Payment due by period					
Contractual Obligations	Total	Less than 1 year	1 year	2 years	3–5 years	More than 5 years
Capital lease obligations	$1,185,746	$1,185,746	$ —	$ —	$—	$—
Operating lease obligations	1,767,236	781,365	567,458	418,413	—	—
Purchase obligations	4,745	4,745	—	—	—	—
Minimum royalty payment obligations	20,000	10,000	10,000	—	—	—
Total	$2,977,727	$1,981,856	$577,458	$418,413	$—	$—

Interest was calculated using an imputed interest rate of 8%.

Rent expense was approximately $623,000, $723,000 and $742,000 for the years ended December 31, 2001, 2002 and 2003 respectively.

(b) Contingencies

Four class action securities lawsuits have been filed in the United States District Court in the District of Massachusetts against Ibis Technology and its President and CEO: Martin Smolowitz v. Ibis Technology Corp., et al., Civ. No. 03-12613 (RCL) (D. Mass.); Fred Den v. Ibis Technology Corp., et al., Civ. No. 04-10060 (RCL) (D. Mass.); Weinstein v. Ibis Technology Corp., et al., Civ. No. 04-10088 (RCL) (D. Mass.); and George Harrison v. Ibis Technology Corp., et al., Civ. No. 04-10286 (RCL) (D. Mass.). The actions allege, among other things, that the Company violated the federal securities laws by allegedly making misstatements to the investing public relating to demand for certain Ibis products and intellectual property issues relating to the sale of the i2000 oxygen implanter. The plaintiffs are seeking unspecified damages. While the Company believes that the allegations are without merit, and intend to vigorously defend against the suits, there can be no guarantee as to how they ultimately will be resolved. The Company has been named as a nominal defendant in a shareholder derivative action filed in February 2004 against certain of its directors and officers. The complaint alleges, among other things, that the alleged conduct challenged in the securities cases pending against the Company in Massachusetts (described above) constitutes a breach of the defendants' fiduciary duties to the Company. The complaint seeks unspecified money damages and other relief ostensibly on behalf of the Company. Litigation may be time-consuming, expensive and disruptive to normal business operations, and the outcome of litigation is difficult to predict. An unfavorable resolution of this litigation could have a material adverse effect on its business, results of operations and financial condition.

(9) ACCRUED LIABILITIES

Current accrued liabilities were as follows at December 31:

	2002	2003
Accrued vacation	$ 464,257	**$ 195,638**
Accrued warranty	925,453	**593,969**
Accrued payroll	418,817	**266,281**
Accrued equipment costs	439,640	**799,183**
Accrued expenses	146,434	**529,844**
Total	$2,394,601	**$2,384,915**

(10) Deferred Revenue

In April 2000, the Company received funding from a customer for a capacity reservation. This capacity reservation allowed this customer to utilize a purchase credit toward an additional implanter, wafers and spare parts. In November 2002, the Company shipped an i2000 implanter to this customer and in December 2002, the Company received a majority of the proceeds from this sale, net of the capacity reservation applied. This amount was included in deferred revenue and revenue from this shipment was recognized during the second quarter ended June 30, 2003 upon acceptance at the customer's site. The costs associated with this shipment were included in deferred costs and were recognized upon customer acceptance.

Deferred revenue also includes prepaid wafer sales and license and royalty fees.

(11) License Agreements

The Company obtained an exclusive sublicense in the field of oxygen implantation to the proprietary beam scanning system developed by a consultant to the Company during the development of the first Ibis 1000 implanter. The beam scanning system sublicense agreement also grants the Company certain rights to further sublicense the technology for certain applications. The Company received $243,382, $100,461 and $178,562 in 2001, 2002 and 2003, respectively, for non-refundable option fees or royalty fees in accordance with non-exclusive sublicense agreements.

(12) Income Taxes

Income tax expense consists of state income taxes for each year. The difference between the actual income tax provision and the expected tax benefit, (computed by applying the U.S. statutory corporate tax rate to earnings before taxes) is primarily due to the full valuation allowance recorded for net operating losses and other deferred tax assets.

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities are presented below at December 31:

	2002	2003
Deferred tax assets:		
Net operating loss carryovers	$ 20,468,000	**$ 24,541,000**
Accruals not currently deductible for tax purposes	250,000	**1,768,000**
General business tax credit carryovers	1,967,000	**2,990,000**
Impairment reserves	—	**4,720,000**
Other	630,000	**28,000**
Less: Valuation allowance	(22,332,000)	**(32,275,000)**
Net deferred tax assets	983,000	**1,772,000**
Deferred tax liabilities:		
Property and equipment, principally due to differences in depreciation	(983,000)	**(1,613,000)**
Patents	—	**(159,000)**
	$ —	**$ —**

As a result of the losses incurred to date by the Company, a 100% valuation allowance has been applied against the Company's net deferred tax assets. The Company has provided a full valuation allowance for its deferred tax assets as of December 31, 2002 and 2003 since, based on the management's assessment, it is more likely than not that the Company's deferred tax asset will not be realized. The net change in the total valuation allowance was an increase of $6,829,000 and $9,943,000 for the years ended December 31, 2002 and 2003, respectively.

The Company had federal net operating loss and general business credit carryovers of approximately $60,473,000 and $1,323,000, respectively, at December 31, 2003, that may be used to offset future taxable income, if any, through 2023. State net operating loss and credit carryovers of $41,890,000 and $1,667,000, respectively, have varying expiration dates. Deferred tax assets and related valuation allowance of $3,165,000 related to the net operating loss carryover results from the exercise of employee stock options, the tax benefit of which, when recognized, will be accounted for as a credit to additional paid-in capital rather than a reduction of income tax expense. Net operating loss carryovers and other tax attributes may be limited in the event of certain changes in ownership interests.

(13) Capitalization

The Company has 50,000,000 shares of common stock and 2,000,000 shares of preferred stock ("Undesignated Preferred Stock") authorized. At December 31, 2003, 123,561, 1,131,393, and 200,000 common shares were reserved for issuance upon exercise of options outstanding or available for grant under the Company's 1993 Employee, Director and Consultant Stock Option Plan, 1997 Employee, Director and Consultant Stock Option Plan, and for exercises of warrants, respectively.

In October 2003, Ibis completed a public offering of 1,000,000 shares of common stock at $13.25 per share, including an over allotment option exercised by the underwriter. Net proceeds to the Company were approximately $12.6 million.

In March 2002, Ibis completed a public offering of 900,000 shares of common stock at $13 per share, and on April 1, 2002, 100,000 shares were exercised as an over allotment option by the underwriter. Net proceeds to the Company were approximately $12.1 million.

(14) Stock Plans and Warrants

(a) Stock Option Plans

In December 1993, the Board of Directors and stockholders approved the adoption of the Company's 1993 Employee, Director and Consultant Stock Option Plan which provided for the issuance of options to purchase up to 250,000 shares of common stock to employees, consultants and non-employee directors. In May 1996, the stockholders increased to 750,000 shares the aggregate number of shares that may be granted under this plan.

In October 1997, the Board of Directors approved the adoption of the Company's 1997 Employee, Director and Consultant Stock Option Plan (the "1997 Plan") which provides for the issuance of options to purchase up to 750,000 shares of common stock of the Company to employees, consultants and non-employee directors. The stockholders approved the Plan at the May 1998 Annual Stockholders Meeting. In February 2001, the Board of Directors approved an amendment to the 1997 Plan to increase the aggregate number of shares reserved for issuance to 1,350,000. The stockholders approved this amendment at the May 2001 Annual Stockholders Meeting.

A summary of stock option activity under the plans is as follows:

	Number of shares	Weighted average exercise price of shares
Options outstanding at December 31, 2000	777,272	$ 22.08
Granted	273,272	10.24
Exercised	(40,330)	8.51
Cancelled	(37,048)	28.58
Options outstanding at December 31, 2001	973,166	$ 19.08
Granted	225,150	7.24
Exercised	—	—
Cancelled	(15,812)	16.61
Options outstanding at December 31, 2002	1,182,504	$ 16.86
Granted	245,076	7.41
Exercised	(123,667)	7.99
Cancelled	(131,659)	17.97
Options outstanding at December 31, 2003	**1,172,254**	**$15.69**
Options exercisable at December 31, 2003	**639,143**	**$19.47**

The following table summarizes information concerning outstanding and exercisable options as of December 31, 2003:

	Options outstanding			Options exercisable	
Range of exercise prices	Number outstanding	Weighted average remaining contractual life (years)	Weighted average outstanding option price	Number exercisable	Weighted average exercise price
$ .08– 6.00	227,500	8.7	$ 5.46	25,725	$ 5.96
$ 6.01– 9.00	166,880	6.8	$ 7.87	84,355	$ 7.79
$ 9.01–13.50	486,849	6.5	$10.31	305,084	$10.61
$13.51–20.26	73,825	6.9	$18.22	49,454	$17.97
$20.27–30.37	11,250	5.9	$24.08	9,750	$24.11
$30.38–45.55	46,250	5.9	$36.34	44,750	$36.20
$45.56–68.32	156,700	6.0	$46.43	117,775	$46.43
$68.33–98.71	3,000	6.2	$83.06	2,250	$83.06
	1,172,254			639,143	

(b) Employee Stock Purchase Plan

On February 24, 2000, the Board of Directors adopted the Ibis Technology Corporation 2000 Employee Stock Purchase Plan (the "Purchase Plan") pursuant to which a total of 300,000 shares of the Company's common stock may be sold to eligible employees of the Company at a 15% discount from the market value of the shares. Under the terms of the Purchase Plan, employees may elect to have up to 15% of their base earnings withheld to purchase these shares during each offering period, which is a six-month period.

The purchase price under the Purchase Plan is 85% of the lesser of the market price on the beginning or the ending of the offering period. Approximately 55% of eligible employees participated in the Purchase Plan in the initial offering period, 65% in 2001, 74% in 2002 and 52% in 2003. During 2001, 2002, and 2003, the Company sold 38,176, 62,702 and 52,563 shares, respectively, to employees under the Purchase Plan. The stockholders approved the Purchase Plan at the May 2000 Annual Stockholders Meeting.

(c) Warrants

During 2000, 38,263 warrants were exercised. Since some of these warrants were exercised on a cashless basis, 35,840 shares of common stock were issued. At December 31, 2000, there were additional warrants outstanding to purchase 1,392 shares of common stock at $8.40 per share. These remaining warrants expired in 2001.

In December 2000, the Company issued warrants to purchase 200,000 shares of common stock at $22.30 per share in connection with a license agreement. The value of the warrants is included in other assets (see note 7) and was calculated using the Black-Scholes option-pricing model with the following assumptions: expected volatility of 93.69%, risk-free interest rate of 5.50%, and an expected life of five years. At December 31, 2003, there were 200,000 warrants outstanding.

(15) Significant Customers and Concentration of Business Risk

The Company sells its products to a limited number of semiconductor and optical components manufacturers primarily in the United States, the Pacific Rim and the United Kingdom.

Significant customers are shown in dollar amounts and as a percentage of total revenue as follows:

Year Ended	Significant customers	Amount	%
December 31, 2001	3	$ 4,191,000	56%
December 31, 2002	2	$ 10,187,000	73%
December 31, 2003	**1**	**$16,887,000**	**92%**

Accounts receivable from significant customers amounted to $769,000 and $27,000 at December 31, 2002 and 2003, respectively.

Export sales to unaffiliated customers in 2001, 2002 and 2003 were 52%, 56% and 7% of total revenues, respectively.

During 2001, 2002 and 2003, the Company purchased substantially all of its conventional bulk silicon wafers and certain raw materials, components and subassemblies for its implanters from a limited group of suppliers. Disruption or termination of certain of these sources could occur and such disruptions could have a material adverse effect on the Company's business and results of operations.

(16) Other Income

In 2001, the Company recognized a non-recurring gain in other income of approximately $1.4 million, which is the result of an expired wafer production capacity option that was entered into in September 1995. Under this agreement, a customer advanced non-refundable cash to the Company to ensure dedicated wafer production capacity over a five-year period. As wafers were produced, amounts were recognized in revenue over this five-year period, which ended December 2000. During 2001 Ibis completed its negotiations with this customer and decided not to extend the agreement further. Accordingly, the remaining amount deferred under this agreement was recognized in income, as no further obligations exist.

(17) Industry Segments

The Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" during 1998. SFAS No. 131 established the standards for reporting information about operating segments in annual financial statements and requires selected information about operating segments in interim financial reports issued to stockholders.

The Company's reportable segments are SIMOX Wafer Products, SIMOX Equipment and Other Products or Services. For purposes of segment reporting, equipment spares and field service revenue are combined and reported as SIMOX Equipment. Government contracts, other services and license revenue are combined and reported as Other Products or Services.

The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies. The Company generally evaluates operating performance based on income or loss before interest and taxes.

The table below provides information for the years ended December 31, 2001, 2002 and 2003 pertaining to the Company's three industry segments.

	SIMOX wafer products	SIMOX equipment	Other products or services	Total
Net Revenues				
Year Ended December 31, 2001	$ 5,390,860	$ 1,525,317	$ 518,379	$ 7,434,556
Year Ended December 31, 2002	7,646,307	6,102,748	282,979	14,032,034
Year Ended December 31, 2003	**8,995,475**	**8,781,907**	**660,429**	**18,437,811**
Operating Income (Loss)				
Year Ended December 31, 2001	(5,690,297)	(4,037,328)	142,008	(9,585,617)
Year Ended December 31, 2002	(8,952,392)	(3,391,162)	167,838	(12,175,716)
Year Ended December 31, 2003*	**(19,389,257)**	**(374,173)**	**615,850**	**(19,147,580)**
Assets				
December 31, 2001	32,179,004	8,797,202	99,405	41,075,611
December 31, 2002	33,259,578	5,501,872	546,948	39,308,398
December 31, 2003	**18,721,316**	**1,692,883**	**118,615**	**20,532,814**
Capital Expenditures				
Year Ended December 31, 2001	5,801,261	335,949	—	6,137,210
Year Ended December 31, 2002	8,409,457	134,089	—	8,543,546
Year Ended December 31, 2003	**1,602,314**	**8,891**	—	**1,611,205**
Depreciation and Amortization of Property and Equipment				
Year Ended December 31, 2001	2,967,751	536,670	—	3,504,421
Year Ended December 31, 2002	4,648,649	1,478,767	-	6,127,416
Year Ended December 31, 2003	**5,264,903**	**1,393,269**	—	**6,658,172**

** The year ended December 31, 2003 includes an impairment charge of $11,051,324. See Note (6).*

The table below provides the reconciliation of reportable segment operating income (loss), assets, capital expenditures, and depreciation and amortization to the Company's totals.

Years Ended December 31,	2001	2002	2003
Segment Reconciliation			
Loss Before Income Taxes:			
Total operating loss for reportable segments	$ (9,585,617)	$(12,175,716)	**$(19,147,580)**
Corporate general & administrative expenses	(2,273,077)	(2,174,198)	**(2,337,463)**
Net other income	2,265,031	254,991	**27,510**
Loss before income taxes	$ (9,593,663)	$(14,094,923)	**$(21,457,533)**
Assets:			
Total assets for reportable segments	$41,075,611	$ 39,308,398	**$ 20,532,814**
Cash & cash equivalents not allocated to segments	13,087,799	11,745,918	**14,174,716**
Other unallocated assets	756,894	644,643	**635,509**
Total assets	$54,920,304	$ 51,698,959	**$ 35,343,039**
Capital Expenditures:			
Total capital expenditures for reportable segments	$ 6,137,210	$ 8,543,546	**$ 1,611,205**
Corporate capital expenditures	236,571	145,250	**21,242**
Total capital expenditures	$ 6,373,781	$ 8,688,796	**$ 1,632,447**
Depreciation and Amortization:			
Total depreciation and amortization for reportable segments	$ 3,504,421	$ 6,127,416	**$ 6,658,172**
Corporate depreciation and amortization	128,243	137,133	**113,508**
Total depreciation and amortization	$ 3,632,664	$ 6,264,549	**$ 6,771,680**

(18) SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The table below provides information for the years 2001, 2002 and 2003.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2001				
Total sales and revenue	$ 3,200,505	$ 1,256,418	$ 1,443,827	$ 1,533,806
Gross profit (loss)	1,089,664	(957,856)	(1,763,430)	(1,022,089)
Loss from operations	(1,126,293)	(3,300,621)	(3,972,858)	(3,458,922)
Net loss	(785,158)	(3,048,554)	(2,405,480)	(3,355,727)
Net loss per common share	(0.09)	(0.37)	(0.29)	(0.40)
2002				
Total sales and revenue	$ 1,625,346	$ 1,857,991	$ 7,729,976	$ 2,818,721
Gross profit (loss)	(1,489,154)	(1,556,248)	151,089	(1,513,772)
Loss from operations	(3,846,027)	(4,124,533)	(2,337,936)	(4,041,418)
Net loss	(3,786,562)	(4,027,840)	(2,272,591)	(4,009,186)
Net loss per common share	(0.44)	(0.43)	(0.24)	(0.42)
2003				
Total sales and revenue	**$ 1,408,151**	**$11,721,989**	**$ 4,036,823**	**$ 1,270,848**
Gross profit (loss)	**(1,603,774)**	**3,394,367**	**(1,188,812)**	**(2,081,371)**
Profit (loss) from operations	**(4,312,696)**	**1,222,977**	**(3,138,648)**	**(15,256,676)**
Net profit (loss)	**(4,286,353)**	**1,226,026**	**(3,162,837)**	**(15,226,625)**
Net profit (loss) per common share	**(0.45)**	**0.13**	**(0.33)**	**(1.46)**

MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

Ibis' Common Stock began trading on May 20, 1994 on the Nasdaq SmallCap Market and on the Boston Stock Exchange. Prior to May 20, 1994, there was no public market for the common stock or any other securities of Ibis. On April 4, 1996, Ibis commenced trading on the Nasdaq National Market. Our common stock is traded under the symbol "IBIS." The following tables set forth, for 2002 and 2003, the high and low sale prices for the common stock as reported by the Nasdaq National Market.

Common Stock

2002:	High	Low
First Quarter	$ 15.64	$ 7.25
Second Quarter	$ 14.95	$ 4.35
Third Quarter	$ 7.15	$ 3.59
Fourth Quarter	$ 7.50	$ 3.65
2003:	**High**	**Low**
First Quarter	**$ 6.50**	**$3.92**
Second Quarter	**$ 8.68**	**$3.99**
Third Quarter	**$13.17**	**$7.67**
Fourth Quarter	**$17.90**	**$9.90**

Stockholders

As of February 26, 2004, there were approximately 140 stockholders of record of the 10,651,170 outstanding shares of common stock and approximately 6,900 beneficial owners of the common stock.

Dividends

Ibis has never declared or paid any dividends and does not anticipate paying such dividends on its common stock in the foreseeable future. Ibis currently intends to retain any future earnings for use in its business. The payment of any future dividends will be determined by the Board of Directors in light of conditions then existing, including our financial condition and requirements, future prospects, restrictions in financing agreements, business conditions and other factors deemed relevant by the Board of Directors.

Recent Sales of Unregistered Securities

During the fourth quarter of the fiscal year ended December 31, 2003, there were no sales of securities that were not registered under the Securities Act of 1933.

MANAGEMENT AND CORPORATE INFORMATION

Board of Directors

Martin J. Reid
Director; President, Chief Executive Officer and Chairman of the Board

Dimitri A. Antoniadis, Ph.D.
Director; Professor of Electrical Engineering, MIT

Robert L. Gable**
Director; Director, New England Business Service, Inc. and Evercel, Inc.

Leslie B. Lewis* **
Director; Partner, Watermill Ventures

Donald McGuinness
Director; Chairman, White Electronic Designs, Inc.

Lamberto Raffaelli*
Director; President, LNX Corporation

Cosmo S. Trapani*
Director; Chief Executive Officer of CABE Ltd. (Center for Applied Business Ethics)

* *Audit Committee*
** *Compensation Committee*

Corporate Officers

Martin J. Reid
President and CEO

Debra L. Nelson, C.P.A.
Chief Financial Officer, Treasurer and Clerk

Gerald T. Cameron
Chief Operating Officer

Angelo V. Alioto
Vice President of Sales and Marketing

Julian G. Blake, Ph.D.
Vice President of Engineering

Robert P. Dolan
Vice President of Wafer Manufacturing

Transfer Agent

Continental Stock Transfer & Trust Co.
New York, New York

General Counsel

Gadsby Hannah, LLP
Boston, Massachusetts

Independent Auditors

KPMG LLP
Boston, Massachusetts

Corporate Offices

Corporate Headquarters:
32 Cherry Hill Drive
Danvers, Massachusetts 01923

Sales Office:
844 Via Palo Alto
Aptos, California 95003

Annual Meeting

The 2004 Annual Meeting of Stockholders will be held on Thursday, May 13, 2004 at 10:00 a.m. at the offices of Ibis Technology Corporation, 32 Cherry Hill Drive, Danvers, Massachusetts.

Form 10-K

The Annual Report on Form 10-K filed with the Securities and Exchange Commission is available to stockholders upon written request to:
Investor Relations
Ibis Technology Corporation
32 Cherry Hill Dr.
Danvers, MA 01923

Internet

Financial statements and other information on Ibis are available electronically on our website at www.ibis.com.

Designed by Curran & Connors, Inc. / www.curran-connors.com

ibis

IBIS TECHNOLOGY CORPORATION

32 Cherry Hill Drive ▶▷ Danvers, Massachusetts 01923 ▶▷ www.ibis.com